Mail Stop 3561

July 20, 2006

BY U.S. Mail and Facsimile

Mr. Ernest Staggs
  Chief Financial Officer
BRAVO RESOURCE PARTNERS LTD.
2993 South Peoria Street, Suite 302
Aurora, Colorado  80014

>     **Re:    Bravo Resource Partners Ltd.**
>             **Form 10-KSB for fiscal year ended July 31, 2005**
>             **Filed January 13, 2006**
>             **File No. 0-30770**
>
>             **and**
>
>             **Forms 10-QSB for quarters ended October 31, 2005, January 31, 2006**
>             **and April 30, 2006**

Dear Mr. Staggs:

We have reviewed your filings and have the following comments.  We think you should revise your documents in future filings, beginning with fiscal year ended July 31, 2006 Annual Report on Form 10-KSB, in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

FORM 10-KSB (Fiscal Year Ended July 31, 2005)

General

1.      Please tell us why your Annual Report on Form 10-KSB for the fiscal year ended July 31, 2005 was not timely filed within 90 days after the fiscal year end as required, along with not filing your Form 10-QSB for the quarter ended October 31, 2005 within 45 days after the quarter end as required.  We note your Form 10-KSB and Form 10-QSB were not filed until January 13, 2006, and February 21, 2006, respectively.  Also tell us why you did not file a Form 12b-25 Notification of Late Filing in connection therewith.

Market for Common Equity and Related Stockholder Matters

2.      As you disclose that the table of quotation range for your common shares is stated in Canadian dollars (CDN$), and in the forepart of the filing you indicate that, unless otherwise indicated, all amounts in this filing are stated in United States dollars (US$), and as we note your audited financial statements are stated in US$, please consider disclosing the exchange rate at the balance sheet date or most recent date practicable, if materially different.

3.      For clarity, please indicate that the second table, which displays all shares issued by the Company since July 31, 2004, is stated in U.S. dollars.

Management's Discussion and Analysis or Plan of Operation

4.      Please expand the narrative discussion in the fourth paragraph to discuss the operating activity during fiscal 2005.  If true, disclose that your operations have been limited to development stage activities and describe the nature of those activities.  In addition, discuss your planned business operations giving consideration to the June 2005 acquisition of assets from Alpine Pictures, Inc.

Financial Statements

5.      We note your presentation of a "statement of deficiency in assets", rather than a statement of stockholders' equity (deficit) as required by SFAS No. 7, paragraphs 10 and 11(d).  In your fiscal year ended July 11, 2006 Annual Report on Form 10-K, to be filed, please make the necessary descriptive revisions to your basic financial statements and related disclosures to comply with the accounting standard, in addition to having your auditors revise the description of this statement in their independent auditors' report.

Consolidated Statements of Operations and Comprehensive Loss

6.      Please revise the line item description of "loss before other items" to indicate 'operating loss' or similar (e.g., loss from operations).  In addition, please reclassify the line items "costs recovered" and "write-down of receivables portfolios" from "Other Items" to components of 'operating loss.'

7.      With respect to the $72,000 gain recognized on settlement of debt, please tell us how this amount was derived, including the principal and interest and terms of the settlement. Also advise if the lender or creditor had been Asset Solutions (Hong Kong) Limited and the whether this debt settlement pertained to the issuances of 376,809 shares of your common stock in December 2004 and 295,807 shares in June 2005 as described in Note 4 to your audited financial statements. Disclose the principal amount and interest rate and maturity date of each of these debt obligations. Further, expand the notes to the financial statements to describe the nature of your consulting arrangement with Asset Solutions, including the type of consulting services provided and the term of the agreement, as we note the ongoing settlement (subsequent to year-end) of amounts owed to this related party entity, in the form of issuances of Company stock.

Consolidated Statements of Cash Flows

8.      We note the negative "cash and cash equivalents, end of the period" amount appears to represent your balance sheet line item "cash overdrafts" which should be reflected as a financing activity within the statements of cash flows. Please revise.

9.      See the investing activity line items "acquisition of receivables portfolios" and "collection of receivables portfolios." These appear to be related to your business operations from your investment in fiscal 2004 with State Financial Holdings, Inc. Please revise the statements of cash flows to disclose as an investing activity, the amount that pertains solely to your portion of the investment (that is, your initial and subsequent investment in the debt portfolios), with the remaining activity classified within operating activities. Also please supplementally reconcile these amounts shown in the statements of cash flows, including the write-down amount shown in operating cash flows, with the Canadian dollar and U.S. dollar amounts disclosed in Note 3 to the financial statements.

10.     We note that you acquired certain assets from Alpine Pictures, Inc., a related party, in June 2005. Please disclose and tell us how you have accounted for the acquisition, including whether assets were recorded at fair value or at historical cost of the transferor, and your basis for your accounting.

11.     See the financing activity line item "stock subscriptions received in advance." We note you disclose the $31,573 proceeds as being received in fiscal 2004. This contrasts with disclosures under Item 5 and Note 4 to the financial statement that you received the cash proceeds in August 2004 (i.e., fiscal 2005). Please advise and revise your disclosures, as appropriate.

Note. 2. Significant Accounting Policies

12.     Please disclose and tell us your policy for assessing the impairment of long-lived assets, such as the Alpine equipment, and your policy for accounting for investments in television series projects.  With regard to impairment of long-lived assets, please tell us how you plan to recover your investment in light of your absence of revenue generating activities.

Note 5. Related Party Transactions

13.     Expand disclosure in items (d) and (e) to describe the nature of the related party relationship with Asset Solutions (Hong Kong) Ltd. and the Bridge Group.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

14.     We note your disclosure that you retained Dohan and Company, CPAs as your independent accountants, effective February 21, 2005, and thereby replacing Davidson & Company, Chartered Accountants, whom you indicate audited your financial statements for the fiscal years ended July 31, 2003 and 2004.  Tell us why you did not file an Item 4.01 Form 8-K to report the change in accountants or advise as to where such disclosure had been previously filed that complies with Item 304 of Regulation S-B.  To the extent not previously filed, an Item 4.01 Form 8-K should be filed immediately, including providing an Exhibit 16 letter from the former accountants, Davidson & Company, in accordance with Item 304 of Regulation S-B.  In addition, we note that Dohan and Company's accountants' report included in this Form 10-KSB discloses that they audited your financial statements for the years ended July 31, 2005 and 2004 and for the period from the beginning of development stage (August 1, 2002) to July 31, 2005.  We further note that your prior year July 31, 2004 Form 10-KSB includes an accountants' report from Dohan and Company, P.A. that covers the two years ended July 31, 2004 and 2003; thus it is unclear when Davidson & Company audited your 2004 and 2003 financial statements and why this reference was made here and under Item 14 to the Fiscal 2005 Form 10-KSB.  Please advise and revise the disclosures as appropriate.

Item 8A. Controls and Procedures

15.     Please revise the language in the first paragraph to definitively state whether your Chief Financial Officer and Principal Financial Officer *concluded* that your disclosure controls and procedures were *effective or ineffective*.  We refer you to Item 307 of Regulation S-B.  Similar revisions should be made in your quarterly reports on Forms 10-QSB.

FORM 10-QSB (Quarter Ended October 31, 2005)
and
FORM 10-QSB (Quarter Ended January 31, 2006)

Note 3. Accounts Receivable

16.     It is unclear why your contractual relationship with Box Office Productions II, LLC
        ("BOP II") does not result in you recording revenue in your statements of operations.  It
        appears you have reflected this revenue as "other income" in the statements of
        operations.  Please explain your rationale of not reflecting this item as revenue.  We note
        your disclosure in Note 2 that in addition to receiving reimbursement of expenses, you
        earn a 15% fixed rate for consultation and administrative service rendered.  Please advise
        or revise accordingly, including providing a revenue recognition policy that conforms
        with SAB Topic 13(A)(1).

17.     See your disclosure that accounts receivable from BOP II at January 31, 2006 is $9,477.
        Please disclose and tell us of the remaining amount of accounts receivable as shown on
        the face of the balance sheet.

FORM 10-QSB (Quarter Ended April 30, 2006)

Note 1. Nature and Continuance of Operations

Acquisition

18.     Disclose your ownership percentage in Short Drive Productions LLC, and the method of
        accounting for this investment (i.e., cost or equity).  Also disclose whether the initial
        investment in this entity commences the start of your planned business operations.

Note 8. Subsequent Events

19.     We assume your ownership of shares in Everest Exploration has been valued at zero, as
        there is no balance sheet recognition.  If true, please disclose the total number of shares
        owned, the date acquired, and how you have valued these shares at the balance sheet
        date.

********

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Accounting Branch Chief